ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Management’s Discussion and Analysis

Six Months Ended June 30, 2007

This discussion and analysis of financial position and results of operations is prepared as at August 22, 2007 and should be read in conjunction with the interim consolidated financial statements for the six months ended June 30, 2007 and the related notes thereto.  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as a result do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Accordingly, readers may want to refer to the December 31, 2006 and 2005 annual audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) and the accompanying notes.  These documents are available for viewing on SEDAR at www.sedar.com.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects.  The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development and or production.  By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.  Additional information is available at the Company’s website at www.esperanzasilver.com.

Cerro Jumil (formerly La Esperanza Project), Mexico

On October 2, 2006 the Company announced that it had reached agreement to buy out the underlying mineral concession holder’s interest for $417,375 and the issuance of 500,000 shares of the Company’s common stock. The property is subject to a three percent net smelter return royalty on any mineral production.

In December 2006, the Company commenced Phase III drilling at the Cerro Jumil project.  Two drill rigs have completed approximately 7,000 meters as of the end of June 2007 for a total of over 12,000 meters since project inception.

San Luis Project, Peru

The San Luis project is subject to a joint venture agreement with Silver Standard Resources Inc. (“Silver Standard”).  Silver Standard, under the terms of the agreement, elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property.  It may increase its ownership to 80% in phases by funding feasibility and development activities.  On October 31, 2006 the Company announced that Silver Standard had met its funding requirement and had earned a 55 % interest in the project.  On March 26, 2007, the Company was informed by Silver Standard that it had elected to exercise its option to earn up to 70% of the San Luis project in Peru by funding all activities necessary to complete a feasibility study. Upon acceptance of a feasibility study recommending commercial production Silver Standard will have the option to increase its share to 80 % by funding all pre-production capital.

A diamond core drill program began in September of 2006 and is on-going with two drill rigs on the property.  A total 3,765 meters of drilling was completed by the end of the year. As of August 2007 approximately 16,500 additional meters have been drilled.  The results of the drilling program are available on the Company’s website at www.esperanzasilver.com.

Flor de Loto Project, Peru

On December 15, 2003 the Company acquired a purchase option on the Flor de Loto project in Peru.  The Company subsequently staked an additional 2,800 hectares of mineral concessions.  The Company conducted geochemical sampling and geologic mapping programs during 2004 and 2005 which has led to the identification of drill targets.  The Company is preparing an application for drilling permits and plans to begin a first phase drill program as soon as practicable.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Canadian Shield Resources Inc. Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

The Company is currently negotiating an exploration agreement with the local community and will subsequently apply for drill permits.

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

The Company now controls six additional projects in addition to the ones described above. They consist of Cerro Colpa, Abra Roja and Camparuri in Peru and El Sabinal, Mesa Galindo and America in Mexico. These properties are all considered to be in an early exploration stage.

Results of Operations

The Company recorded a loss of $1,012,944 for the three months ended June 30, 2007 (2006 – $998,303).  The increase in the loss over the prior year’s comparative period was due to higher costs for: property examination costs, consulting fees and a higher foreign exchange loss.  The Company has been actively pursuing new projects in Peru and Mexico and this resulted in the higher property examination expenses.  Consulting fees were higher due to increased staffing, increased rates and because in the prior year the Company had received operating fees on the San Luis project which had reduced consulting costs.  The foreign exchange loss was a result of a significant strengthening of the Canadian dollar against the US dollar and Mexican peso in the quarter.  These higher costs were partially offset by increased interest income.    Interest income was higher than in the prior comparative period due to increased cash to invest as a result of the private placement in February, 2007.

The Company recorded a loss of $1,781,577 for the six months ended June 30, 2007 (2006 - $1,268,772).  The increase in the loss was due to higher costs for: consulting, stock-based compensation and foreign exchange.  Consulting costs were higher due to increased staffing levels and no San Luis project recoveries as in the prior comparative quarter.  Foreign exchange was higher due to the strengthening of the Canadian dollar as noted above.  Stock-based compensation costs were higher due to options being granted to new staff members in the first quarter of the year which were fully vested on the date of the grant.  Property examination costs were higher mainly as a result of increased activity Mexico and Peru in the second quarter of 2007.

Liquidity and Capital Resources

The Company started 2007 with working capital of $5,091,012 and working capital as at June 30, 2007 was $17,206,921.  The increase in working capital of $12,115,909 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $14,679,000.  The proceeds from share issuances were partially offset by the loss for the six months ended June 30, 2007 of $1,781,577 and investments in mineral properties of approximately $1,615,000.  Of the $1,615,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program and field work on the Cerro Jumil property.

Quarterly Information

	2007	2007	2006	2006
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 1,303,518	$ 768,421	$ 122,216	$ 270,177
Loss for the period	1,102,944	678,633	79,091	224,760
Loss per Share (Basic and Diluted)	(0.02)	(0.01)	(0.00)	(0.01)

	2006	2006	2005	2005
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 1,043,126	$ 292,370	$ 204,506	$ 192,714
Loss for the period	998,303	270,469	6,828,020	192,714
Loss per Share (Basic and Diluted)	(0.03)	(0.02)	(0.24)	(0.01)

2005

The fourth quarter operating expenses were approximately $12,000 higher than those in the third quarter.  Property examination costs were higher by $22,000 due to ongoing regional exploration in Mexico and Peru.  Transfer agent and regulatory fees were higher by $24,000 than the prior quarter because of filing fees related to the private placement completed in November.  Accounting and legal expenses were $9,000 higher than for the third quarter because they included an accrual for the year-end audit. These increases were substantially offset by higher interest income and by a reduction in the accrual for stock based compensation for options which were not fully vested.  The significant increase in the loss for the quarter was due to the write-down of the Atocha property which amounted to $6,625,190.

2006

In the first quarter of 2006, operating costs were approximately $88,000 higher than for the prior quarter.  This was due to higher consulting costs and higher property examination and holding costs partially offset by lower costs for accounting and legal and transfer agent and filing fees and increased interest income.  Consulting costs were higher due to management bonuses.  Legal and accounting costs were lower because the first quarter had no charges for audit fees.  Property examination and holding costs were higher in the first quarter due to regional exploration in Peru and holding costs incurred on the Atocha property.  Interest income increased in the first quarter as the result of having a greater amount of cash available for interest bearing investments.  In the second quarter of 2006, operating costs were $750,756 higher than for the prior quarter.  This was due mainly to significantly higher stock-based compensation expense.  In the third quarter of 2006, operating costs were consistent with those of the prior quarter except for the fact that the Company did not record any stock-based compensation.  In the fourth quarter of 2006, Operating costs declined significantly from the prior quarter due to lower consulting costs and due to foreign exchange.  The lower consulting costs were due to recoveries from Silver Standard with respect to the San Luis project.  The foreign exchange moved from a loss in the third quarter to a gain in the fourth quarter because the US dollar had been weakening in the third quarter but then strengthened considerably against the Canadian dollar in the fourth quarter.

2007

Operating costs were significantly higher in the first quarter of 2007 compared to the prior quarter due to stock based compensation, significantly higher consulting fees, foreign exchange and increased transfer agent and filing fees.  Consulting fees were higher due to increases in management compensation contracts and bonuses granted to some officers and consultants.  In the prior quarter, the US dollar strengthened significantly against the Canadian dollar which resulted in a substantial exchange gain.  However in the current quarter the US dollar weakened against the Canadian dollar and resulted in an exchange loss.  The increase in transfer agent and filing fees compared to the prior quarter were the direct result of the significant brokered private placement which was completed in February of 2007.  In the second quarter of 2007 both operating expenses and the loss were higher than in the prior quarter due to increased stock-based compensation.

Transactions with Related Parties

The Company has a services agreement with Quest Management Corp. (“Quest”).  Quest provides office space on a monthly rental basis.  The Company and Quest are related by virtue of having one director in common.  During the six months ended June 30, 2007 a total of $6,500 (2006 - $7,500) was charged by Quest for rent and at June 30, 2007 the Company owed Quest $1,000 (2006 - $1,250) for rent.

The Company also has a consulting agreement with its President for US$12,500 (2006 – US$7,625) per month plus health insurance benefits.  During the six months ended June 30, 2007, the President was paid or accrued $95,523 (2006 - $61,596) in consulting fees and health insurance benefits and $88,096 (2006 - $46,720) for a management bonus.  As at June 30, 2007 $14,943 (2006 - $10,031) was payable to the President of the Company for the unpaid portion of these amounts and $10,675 (2006 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

New Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Sections 3855 - Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 1530 Comprehensive Income; and Section 3251 Equity.  The adoption of these new accounting policies did not have any effect on the Company’s financial statements.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost.  Investments classified as available for sale or held for trading are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on investments.  Other comprehensive income includes the holding gains and losses from securities which are not included in net income (loss) until realized.

Subsequent Events

On August  20, Esperanza announced that it had signed a letter of intent to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies.  Under the terms of the agreement Esperanza will pay US$30,000 and issue 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties.  Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.  Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months from receipt of all permits (subject to the availability of drill rigs).  The acquisition of any property can be made at the end of the option period by payment of US$350,000 and the issuance of between 450,000 and 1,200,000 common shares dependent on the price of Esperanza shares at the time.

Subsequent to June 30, 2007, the Company received $23,400 pursuant to the exercise of 15,000 stock options at a price of $1.56 and $268,248 pursuant to the exercise of 178,832 warrants at a price of $1.50.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.  The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at August 22, 2007 there were 44,917,884 common shares issued and outstanding.  There were also 4,197,864 stock options outstanding with exercise prices ranging between $0.25 and $3.65 per share.  All but 631,667 of the outstanding options have vested.  There were also 3,448,901 share purchase warrants outstanding which expire between August 21, 2007 and February 8, 2009 with exercise prices ranging between $0.85 and $4.35 per share.

Disclosure Controls and Internal Controls over Financial Reporting

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the three months ended June 30, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s internal control for financial reporting.